Filed Pursuant to Rule 253(g)(2)
File No. 024-11412

OFFERING CIRCULAR

PFG Fund V, LLC

(the “Company”)

8% Unsecured Promissory Notes

$75,000,000

This Post-Qualification Offering Circular Amendment (this “Offering Circular Amendment No. 1” or this “Amendment”) amends the offering circular of PFG Fund V, LLC as qualified June 3, 2021, and as may be amended and supplemented from time to time (the “Offering Circular”), to add update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular (see “Incorporation by Reference of Offering Circular” below).

Incorporation by Reference of Offering Circular

The Offering Circular, including this Amendment, is part of an offering statement (File No. 024-11412) filed with the U.S. Securities and Exchange Commission (the “Commission”). This Amendment hereby incorporates, by reference, all of the information contained in Part II of the Offering Circular. PLEASE NOTE, any statement made in this Amendment (or in the Offering Circular) will be modified or superseded by any inconsistent statement made in a subsequent offering circular supplement or post-qualification amendment.

Purpose of Amendment

The purpose of this Offering Circular Amendment No. 1 is to disclose the following:

•	Change in minimum issuance amount from $25,000.00 to $10,000.00;

•	Change to “Plan of Distribution” and “use of proceeds” to include DealMaker Securities LLC as Broker-Dealer and Transfer Agent.

Change in Minimum Issuance Amount

Effective as of the date of qualification of this Offering Circular Amendment No. 1, the Company will offer and sell 8% Unsecured Promissory Notes offered by the Company under the Offering Circular thereafter on a continuous basis in a minimum amount of $10,000.00 U.S. Dollars per purchase. All references to the minimum issue amount throughout the Offering Circular are hereby amended to reflect the same.

Change to Plan of Distribution to Include Broker-Dealer and Transfer Agent

Effective as of the date of qualification of this Offering Circular Amendment No. 1, the Offering Circular is hereby amended to include DealMaker Securities LLC as Broker-Dealer of the securities offered and the Transfer Agent Company. The Prospectus Summary and “Plan of Distribution” sections are hereby amended to reflect the same.

Without limiting the foregoing, the “Plan of Distribution” is amended as follows:

Commissions and Discounts

The following table shows the total maximum discounts, commissions, and fees payable to DealMaker Securities LLC (the “Broker”) and its affiliates, as well as certain other fees in connection with this Offering by the Company.

	Per Note	Total
Public offering price	$10,000.00	$75,000,000.00
Maximum broker and affiliate commissions and fees,		$6,375,000.00

Proceeds, before other expenses		$68,625,000.00

Filed Pursuant to Rule 253(g)(2)
File No. 024-11412

Other Terms

DealMaker Securities, LLC (the “Broker”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the administrative and compliance related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering;
●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
●	Coordinating with third party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing a dedicated account manager; and
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

We have agreed to pay Broker and its affiliates fees consisting of the following:

●	A one-time $33,000.00 compliance consulting fee to assist the Company with the following:
	o	Reviewing and performing due diligence on our Company and our management and principals and consulting with us regarding same;
	o	Consulting with our Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
	o	White labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;
	o	Consulting with our Company on question customization for investor questionnaire;
	o	Consulting with our Company on selection of webhosting services;
	o	Consulting with our Company on completing template for the Offering campaign page;
	o	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
	o	Providing advice to our Company on preparation and completion of this Offering Circular;
	o	Advising our Company on how to configure our website for the Offering working with prospective investors;
	o	Provide extensive, review, training and advice to our Company and our personnel on how to configure and use the electronic platform for the Offering powered by DealMaker.tech, an affiliate of the Broker;
	o	Assisting our Company in the preparation of state, Commission and FINRA filings related to the Offering; and
	o	Working with our personnel and counsel in providing information to the extent necessary.

The Broker will receive a cash commission equal to one percent (1%) of the amount raised in the Offering. Additionally, the Broker and its affiliates will receive certain other fees described specifically in the agreement with Broker filed as an exhibit to the Offering Statement of which this Offering Circular forms a part, based on the actual number of investors accepted into the Offering and the methods of payment in connection therewith. Total payment processing expenses incurred in connection with the Offering, which are payable to an affiliate of the Broker, are expected to be approximately three (3%) percent of the Offering proceeds. The aggregate fees payable to the Broker and its affiliates, including the fees described above and additional fees described in the agreement relating to technology services and marketing services, will not exceed eight and one-half percent (8.5%) of the Offering, or a maximum of $6,375,000.00, in the event that the Offering is fully subscribed.

After the Commission has qualified the Offering Statement, the Offering will be conducted using the online subscription processing platform of Novation Solutions Inc. O/A DealMaker, an affiliate of the Broker, through our website at https://dealmaker.tech, whereby investors in the Offering will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price for the Shares will be made through a third party processor by ACH debit transfer or wire transfer or credit card to an account designated by us. The Broker is not participating as an underwriter or placement agent in the Offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to potential investors. All inquiries regarding the Offering should be made directly to our Company.

Filed Pursuant to Rule 253(g)(2)
File No. 024-11412

As set forth above, the maximum possible underwriting compensation payable to the Broker and its affiliates, in the aggregate, is $6,375,000.00. These assumptions were used in estimating the fees due in the “Use of Proceeds to Issuer.” Included in the fees we have agreed to pay, but not payable directly to affiliates of the Broker, are third-party costs, including, but not limited to, charges payable to payment processors, interchange networks, banks, and other vendors who are not affiliated with the Broker of us.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted and credit cards may be used up to $5,000. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in DealMaker’s payment processor account until the subscription agreement has been cleared and countersigned by the Company. Funds released to the Company will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

The Company will be responsible for credit card fees. Upon closing, funds tendered by investors will be made available to the Company and the selling stockholders for their use.

In order to invest you will be required to subscribe to the Offering via the Company’s website integrating DealMaker’s payment solution and agree to the terms of the Offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the DealMaker processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, the funds may be released to the Company.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Broker will have up to ten days to ensure all the documentation is complete. Broker will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (i.e. by wire, credit or debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited in a segregated account owned by the Company, but with viewing privileges assigned to our broker-dealer, DealMaker Securities LLC, and will remain in that account until cleared (AML).

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest.

DealMaker Securities LLC (the “Broker”) has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Filed Pursuant to Rule 253(g)(2)
File No. 024-11412

Other conforming amendments incidental to the above include:

Preamble

(p.1 after the paragraph beginning – PFG Fund V, LLC)

We have engaged DealMaker Securities LLC (the “Broker”), a broker-dealer registered with the U.S. Securities and Exchange Commission (the “SEC”) and a member of Financial Industry Regulatory Authority (“FINRA”), to perform certain administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services. Broker will receive a cash commission equal to one percent (1%) of the amount raised in the Offering. Additionally, the Broker and its affiliates will receive certain other fees. Please see “Plan of Distribution” for additional information. The Broker is not participating as an underwriter or placement agent in this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this Offering Circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to the company.

(top of page 5)

The Company is offering the Notes directly to investors through its website https://pinefinancialgroup.com/investors/ on an ongoing and continuous basis. See “PLAN OF DISTRIBUTION” below.

	Price to Public	Underwriting Discount and Commissions (1) (2)	Proceeds to Issuer or Other Persons
Per Note	$10,000	1%	$9,900
Maximum broker and affiliate commissions and fees	$850		$6,375,000
Total	$9,150		$68,625,000
Total Minimum
Total Maximum

(1)	DealMaker Securities LLC, referred to herein as the Broker, is engaged for administrative and compliance related services in connection with this Offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this Offering commences, the Broker will receive a cash commission equal to one percent (1%) of the amount raised in the Offering. Additionally, the Broker and its affiliates will receive certain other fees.
(2)	If all Units are sold, we estimate that our total expenses for the Offering will not exceed $6,375,000, including the commission to Broker, its affiliates, and other Offering expenses.

Filed Pursuant to Rule 253(g)(2)
File No. 024-11412

Use of Proceeds (p.18 – top of page) chart recalculation

	Minimum	10%	25%	50%	75%	100%
Gross Proceeds	$10,000	$7,500,000	$25,500,000	$37,000,000	$56,250,000	$75,000,000
Offering Expenses[1]	$—	$—	$—	$—	$—	$—
Selling Commissions & Fees[2]	$850	$637,500	$2,167,500	$3,145,000	$4,781,250	$6,375,000
Net Proceeds	$9,150	$6,862,500	$23,332,500	$33,855,000	$51,468,750	$68,625,000
Funding Real Estate Loans/Lending Activities[3]	$7,650	$6,832,500	$23,292,500	$33,730,000	$51,218,750	$68,325,000
Working Capital[4]	$500	$25,000	$25,000	$100,000	$200,000	$250,000
Legal and Accounting	$1,000	$5,000	$15,000	$25,000	$50,000	$50,000
Total Use of Proceeds	$10,000	$7,500,000	$25,500,000	$37,000,000	$56,250,000	$75,000,000

…

Except as expressly set forth herein, the Company’s offering of 8% Unsecured Promissory Notes, as described in the Offering Circular, as the same may be amended or otherwise supplemented by the Company’s public reports filed with the Commission and available on the Commission’s website (www.sec.gov) which the Company incorporates by reference in the Offering Circular, remains unchanged.